Deutsche Bank Financial Data Supplement Q4 2017 2 February 2018 Exhibit 99.4

Due to rounding, numbers presented throughout this document may not sum precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2017. The figures in this document are preliminary and unaudited. Our Annual Report 2017 and SEC Form 20-F are scheduled to be published on 16 March 2018. Q4 2017 Financial Data Supplement Deutsche Bank consolidated Financial summary Consolidated Statement of Income Net revenues 2 3 4 Segment detail Corporate & Investment Bank Private & Commercial Bank Deutsche Asset Management Non-Core Operations Unit Consolidation & Adjustments 5 6 7 8 9 Risk and capital Credit risk Regulatory capital 10 11 Leverage ratio measures 12 Non-GAAP financial measures 13 Definition of certain financial measures 17 Footnotes 20 1 Deutsche Bank Q4 2017 Financial Data Supplement

F Y 201 5 Q 1 201 6 Q 2 201 6 Q 3 201 6 Q 4 201 6 F Y 201 6 Q 1 201 7 Q 2 201 7 Q 3 201 7 Q 4 201 7 Q 4 201 7 v s . F Y 201 7 Q 4 201 6 Q 4 201 7 v s . F Y 201 7 v s . Q 3 201 7 F Y 201 6 K e y f i nan c i a l i n f o r m a t i o n 3 . 5% 3 . 4% 3 . 4% 3 . 5% 3 . 5% 3 . 5% 3 . 4% 3 .. 2% 3 . 8% 3 . 8% 3 . 8% 0 . 3 pp t 0 . 0 pp t 0 . 3 pp t 4 . 1% 4 . 1% 3 . 9% 3 . 7% 4 . 2% 4 . 1% 4 . 1% 0 . 0 pp t ( 0 . 1 ) pp t 0 . 0 pp t . 1 , 39 5 1 , 39 0 1 , 41 5 1 , 35 4 1 , 34 8 1 , 34 8 1 , 36 9 1 , 44 2 1 , 42 0 1 , 39 5 1 , 39 5 4% (2) % 4% 11 . 1% 10 . 7% 10 . 8% 11 . 1% 11 . 8% 11 . 8% 11 . 8% 11 . 8% 13 . 8% 14 . 0% 14 . 0% 2 . 2 pp t 0 . 2 pp t 2 . 2 pp t 13 . 2% 12 . 0% 12 . 2% 12 . 6% 13 . 4% 13 . 4% 12 . 6% 12 . 6% 14 . 6% 14 . 8% 14 . 8% 1 . 4 pp t 0 . 2 pp t 1 . 4 pp t R i sk - w e i gh t e d a ss e t s , i n € bn . 3 , 4 397 401 402 385 358 358 358 355 355 344 34 4 (4) % (3) % (4) % 26 , 45 1 6 , 66 8 6 , 03 2 5 , 85 2 6 , 18 1 24 , 73 4 6 , 33 6 5 , 64 1 5 , 51 3 6 , 34 0 23 , 82 9 3% 1 5% (4) % ( 9 . 8 ) % 1 . 4% 0 . 1% 1 . 6% ( 12 . 3 ) % ( 2 . 3 ) % 3 . 8% 2 . 7% 3 . 9% ( 13 . 4 ) % ( 0 . 8 ) % ( 1 . 1 ) pp t ( 17 . 3 ) pp t 1 . 5 pp t ( 12 . 3 ) % 1 . 6% 0 . 1% 2 . 0% ( 14 . 6 ) % ( 2 . 7 ) % 4 . 5% 3 . 2% 4 . 5% ( 15 . 5 ) % ( 0 . 9 ) % ( 0 . 9 ) pp t ( 20 . 0 ) pp t 1 . 8 pp t 115 . 3% 89 . 0% 91 . 0% 87 . 4% 127 . 2% 98 . 1% 86 . 2% 86 . 4% 83 . 5% 121 . 3% 93 . 1% ( 5 . 9 ) pp t 37 . 8 pp t ( 5 . 0 ) pp t C o m pen s a t i o n r a t i o 2 39 . 7% 39 . 6% 40 . 1% 38 . 6% 40 . 0% 39 . 6% 42 . 8% 44 . 1% 41 . 4% 58 . 1% 46 . 1% 18 . 1 pp t 16 . 7 pp t 6 . 5 pp t 75 . 7% 49 . 5% 50 . 9% 48 . 8% 87 . 2% 58 . 5% 43 . 4% 42 . 2% 42 . 1% 63 . 2% 47 .. 0% ( 24 . 1 ) pp t 21 . 1 pp t ( 11 . 5 ) pp t 33 , 52 5 8 , 06 8 7 , 38 6 7 , 49 3 7 , 06 8 30 , 01 4 7 , 34 6 6 , 61 6 6 , 77 6 5 , 71 0 26 , 44 7 (19) % (16) % (12) % P r o v i s i o n f o r c r ed i t l o ss e s , i n € m . 956 304 259 327 492 1 , 38 3 133 79 184 129 52 5 (74) % (30) % (62) % 38 , 66 7 7 , 18 4 6 , 71 8 6 , 54 7 8 , 99 2 29 , 44 2 6 , 33 4 5 , 71 5 5 , 66 0 6 , 92 5 24 , 63 3 (23) % 2 2% (16) % ( 6 , 097 ) 579 408 619 ( 2 , 416 ) (810) 878 822 933 ( 1 , 345 ) 1 , 28 9 (44) % N / M N / M ( 6 , 772 ) 236 20 278 ( 1 , 891 ) ( 1 , 356 ) 575 466 649 ( 2 , 186 ) (497) 1 6 % N / M (63) % 1 , 62 9 1 , 74 1 1 , 80 3 1 , 68 9 1 , 59 1 1 , 59 1 1 , 56 5 1 , 56 9 1 , 52 1 1 , 47 5 1 , 47 5 (7) % (3) % (7) % S ha r eho l de r s ' equ i t y , i n € bn . 3 63 62 62 62 60 60 60 66 66 63 6 3 6% (3) % 6% € ( 4 . 52 ) € 0 . 1 4 € ( 0 . 17 ) € 0 . 1 6 € ( 1 . 21 ) € ( 1 . 08 ) € 0 . 3 6 € 0 . 0 8 € 0 . 3 1 € ( 1 . 04 ) € ( 0 . 41 ) (14) % N / M (62) % € ( 4 . 52 ) € 0 . 1 4 € ( 0 . 17 ) € 0 . 1 6 € ( 1 . 21 ) € ( 1 . 08 ) € 0 . 3 4 € 0 . 0 7 € 0 . 3 0 € ( 1 . 04 ) € ( 0 . 41 ) (14) % N / M (62) % € 40 . 3 1 € 39 . 6 6 € 39 . 7 5 € 39 . 6 4 € 38 . 1 4 € 38 . 1 4 € 37 . 6 9 € 31 . 4 3 € 31 . 3 7 € 30 . 2 7 € 30 . 2 7 (21) % (4) % (21) % € 33 . 8 3 € 33 . 2 8 € 33 . 3 8 € 33 . 5 0 € 32 . 4 2 € 32 . 4 2 € 32 . 0 0 € 27 . 2 4 € 27 . 1 8 € 26 . 0 5 € 26 . 0 5 (20) % (4) % (20) % O t he r I n f o r m a t i o n B r an c he s 3 t he r eo f : i n G e r m an y 2 , 79 0 2 , 74 1 2 , 72 1 2 , 71 2 2 , 65 6 2 , 65 6 2 , 55 2 2 , 45 9 2 , 43 4 2 , 42 5 2 , 42 5 (9) % (0) % (9) % 1 , 82 7 1 , 82 4 1 , 80 8 1 , 80 7 1 , 77 6 1 , 77 6 1 , 68 3 1 , 58 9 1 , 57 8 1 , 57 0 1 , 57 0 (12) % (1) % (12) % E m p l o y ee s ( f u ll - t im e equ i v a l en t ) 3 t he r eo f : i n G e r m an y 101 , 10 4 45 , 75 7 101 , 44 5 46 , 03 6 101 , 30 7 45 , 74 4 101 , 11 5 45 , 45 7 99 , 74 4 44 , 60 0 99 , 74 4 44 , 60 0 98 , 17 7 44 , 13 2 96 , 65 2 43 , 50 9 96 , 81 7 42 , 87 9 97 , 53 5 97 , 53 5 (2) % (5) % 1% (2) % (1) % (5) % 42 , 52 6 42 , 52 6 S ha r e p r i c e a t pe r i o d en d 9 € 20 . 1 0 € 13 . 3 4 € 11 . 0 0 € 10 . 3 3 € 15 . 4 0 € 15 . 4 0 € 16 . 1 5 € 15 . 5 3 € 14 . 6 3 € 15 . 8 8 € 15 . 8 8 3% 9% 3 % S ha r e p r i c e h i g h 9 € 29 . 8 3 € 19 . 7 2 € 15 . 6 5 € 12 . 3 5 € 16 . 6 3 € 19 . 7 2 € 17 . 8 2 € 17 . 6 9 € 16 . 9 1 € 17 . 1 3 € 17 . 8 2 3% 1% (10) % S ha r e p r i c e l ow 9 € 18 . 4 6 € 11 . 6 3 € 10 . 7 5 € 8 . 8 3 € 10 . 2 2 € 8 . 8 3 € 15 . 1 2 € 14 . 7 0 € 13 . 1 1 € 13 . 8 3 € 13 . 1 1 3 5% 5% 4 8 % For footnotes please refer to page 20. 2 Deutsche Bank Q4 2017 Financial Data Supplement Financial summary CRR/CRD 4 Leverage Ratio in % (fully loaded)1,2 CRR/CRD 4 Leverage Ratio in % (phase-in)2 Fully loaded CRR/CRD 4 leverage exposure, in € bn1 Common Equity Tier 1 capital ratio (fully loaded)2,3,4 Common Equity Tier 1 capital ratio (phase-in)2,3 Adjusted Costs, in € m5 Post-tax return on average shareholders’ equity2 Post-tax return on average tangible shareholders' equity2,6 Cost/income ratio2 Noncompensation ratio2 Total net revenues, in € m. Total noninterest expenses, in € m. Income (loss) before income taxes, in € m. Net income (loss), in € m. Total assets, in € bn.3 Basic earnings per share7,8 Diluted earnings per share2,7,8 Book value per basic share outstanding2 Tangible book value per basic share outstanding2

For footnotes please refer to page 20. 3 Deutsche Bank Q4 2017 Financial Data Supplement Consolidated Statement of Income ( I n € m . ) F Y 201 5 Q 1 201 6 Q 2 201 6 Q 3 201 6 Q 4 201 6 F Y 201 6 Q 1 201 7 Q 2 201 7 Q 3 201 7 Q 4 201 7 F Y 201 7 Q 4 201 7 v s . Q 4 201 6 Q 4 201 7 v s . Q 3 201 7 F Y 201 7 v s . F Y 201 6 N e t i n t e r e s t i n c o m e 15 , 88 1 3 , 92 4 3 , 69 3 3 , 52 5 3 , 56 5 14 , 70 7 3 , 06 7 3 , 10 8 3 , 38 7 2 , 90 7 12 , 46 9 (18) % (14) % (15) % P r o v i s i o n f o r c r ed it l o ss e s 956 304 259 327 492 1 , 38 3 133 79 184 129 525 (74) % (30) % (62) % N e t i n t e r e s t i n c o m e a f t e r p r o v i s i o n f o r c r ed it l o ss e s 14 , 92 5 3 , 62 0 3 , 43 3 3 , 19 8 3 , 07 3 13 , 32 4 2 , 93 3 3 , 02 9 3 , 20 3 2 , 77 8 11 , 94 3 (10) % (13) % (10) % C o mm i ss i on s an d f e e i n c o m e 12 , 76 5 2 , 87 7 2 , 92 1 3 , 02 7 2 , 92 0 11 , 74 4 2 , 93 5 2 , 83 9 2 , 58 2 2 , 64 6 11 , 00 2 (9) % 2% (6) % N e t ga i n s ( l o ss e s ) o n f i nan c i a l a ss e t s / li ab ili t i e s a t f a ir v a l u e t h r oug h p r o f it o r l o s s 3 , 84 2 1 , 29 7 424 390 (710) 1 , 40 1 1 , 10 9 845 659 314 2 , 92 6 N / M (52) % 10 9 % N e t ga i n s ( l o ss e s ) o n f i nan c i a l a ss e t s a v a il ab le f o r s a le 203 121 244 111 178 653 119 78 59 223 479 2 5 % N / M (27) % N e t i n c o m e ( l o ss ) f r o m equ i t y m e t ho d i n v e s t m en t s 164 106 246 75 28 455 20 84 21 12 137 (56) % (42) % (70) % O t he r i n c o m e ( l o ss ) 669 (257) (142) 366 1 , 08 7 1 , 05 3 97 (338) 68 (393) (566) N / M N / M N / M T o t a l non i n t e r e s t i n c o m e 17 , 64 4 4 , 14 4 3 , 69 3 3 , 96 8 3 , 50 3 15 , 30 7 4 , 27 9 3 , 50 8 3 , 38 9 2 , 80 2 13 , 97 9 (20) % (17) % (9) % C o m pen s a t i o n an d bene f i t s 13 , 29 3 3 , 19 4 2 , 95 9 2 , 89 4 2 , 82 7 11 , 87 4 3 , 14 7 2 , 92 1 2 , 80 6 3 , 31 8 12 , 19 2 1 7% 1 8% 3 % G ene r a l an d ad m i n i s t r a t i v e e x pen s e s 18 , 63 2 3 , 73 6 3 , 22 1 3 , 49 0 5 , 00 7 15 , 45 4 3 , 20 1 2 , 72 4 2 , 86 5 3 , 18 4 11 , 97 3 (36) % 1 1% (23) % P o li cy ho l de r bene f i t s an d c l a i m s 256 44 74 167 88 374 0 (0) 0 0 0 N / M N / M N / M I m pa i r m en t o f good w ill an d o t he r i n t ang i b le a ss e t s 5 , 77 6 0 285 (49) 1 , 02 1 1 , 25 6 0 6 (0) 15 21 (99) % N / M (98) % R e s t r u c t u r i n g a c t i v i t i e s 710 211 179 45 49 484 (14) 64 (12) 408 447 N / M N / M (8) % T o t a l non i n t e r e s t e x pen s e s 38 , 66 7 7 , 18 4 6 , 71 8 6 , 54 7 8 , 99 2 29 , 44 2 6 , 33 4 5 , 71 5 5 , 66 0 6 , 92 5 24 , 63 3 (23) % 2 2% (16) % I n c o m e ( l o ss ) be f o r e i n c o m e t a x e s ( 6 , 097 ) 579 408 619 ( 2 , 416 ) (810) 878 822 933 ( 1 , 345 ) 1 , 28 9 (44) % N / M N / M I n c o m e t a x e x pen s e ( bene f i t ) 675 343 388 340 (525) 546 303 357 284 842 1 , 78 6 N / M 19 6 % N / M N e t i n c o m e ( l o ss ) ( 6 , ) 236 20 278 ( 1 , 891 ) ( 1 , 356 ) 575 466 649 ( 2 , 186 ) (497) 1 6 % N / M (63) % N e t i n c o m e a tt r i bu t ab le t o non c on t r o lli n g i n t e r e s t s 21 23 2 22 (1) 45 4 19 2 (10) 15 N / M N / M (66) % N e t i n c o m e a tt r i bu t ab le t o D eu t sc h e B an k s ha r eho l de r s an d add i t i ona l equ i t y c o m ponen t s ( 6 , 794 ) 214 18 256 ( 1 , 890 ) ( 1 , 402 ) 571 447 647 ( 2 , 176 ) (512) 1 5 % N / M (63) % M e m o : B a s ic s ha r e s ou t s t and i n g ( a v e r age ) , in m . 1 , 555 . 1 1 , 553 . 6 1 , 554 . 6 1 , 554 . 1 1 , 558 . 8 1 , 555 . 3 1 , 579 . 7 2 , 086 . 0 2 , 095 . 8 2 , 094 . 6 1 , 967 . 7 3 4% (0) % 2 7 % D il u t e d s ha r e s ou t s t and i n g ( a v e r age ) , in m . 1 , 555 . 1 1 , 571 . 3 1 , 554 . 6 1 , 585 . 9 1 , 558 . 8 1 , 555 . 3 1 , 655 . 0 2 , 140 . 2 2 , 151 . 7 2 , 094 . 6 1 , 967 . 7 3 4% (3) % 2 7 % C o s t/ i n c o m e r a t i o 2 115 . 3% 89 . 0% 91 . 0% 87 . 4% 127 . 2% 98 . 1% 86 . 2% 86 . 4% 83 . 5% 121 . 3% 93 . 1% ( 5 . 9 ) pp t 37 . 8 pp t ( 5 . 0 ) pp t C o m pen s a t i o n r a t i o 2 39 . 7% 39 . 6% 40 . 1% 38 . 6% 40 . 0% 39 . 6% 42 . 8% 44 . 1% 41 . 4% 58 . 1% 46 . 1% 18 . 1 pp t 16 . 7 pp t 6 . 5 pp t N on c o m pen s a t i o n r a t i o 2 75 . 7% 49 . 5% 50 . 9% 48 . 8% 87 . 2% 58 . 5% 43 . 4% 42 . 2% 42 . 1% 63 . 2% 47 . 0% ( 24 . 1 ) pp t 21 . 1 pp t ( 11 . 5 ) pp t 772

Net revenues - Segment view[10]

(In € m.)	FY2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY2017 vs. FY2016
Corporate & Investment Bank:														
Global Transaction Banking	4,609	1,101	1,104	1,130	1,085	4,421	1,041	975	974	953	3,942	(12)%	(2)%	(11)%
Equity Origination	658	64	124	88	129	405	153	115	66	63	396	(51)%	(4)%	(2)%
Debt Origination	1,481	295	411	391	296	1,393	391	311	287	338	1,327	14 %	18 %	(5)%
Advisory	575	150	72	142	131	495	113	137	122	137	508	4 %	12 %	3 %
Origination and Advisory	2,714	509	606	621	556	2,292	657	563	475	537	2,231	(3)%	13 %	(3)%
Financing	2,127	585	586	583	621	2,375	551	547	610	522	2,231	(16)%	(14)%	(6)%
Sales & Trading (Equity)	3,416	763	742	622	444	2,571	691	537	525	332	2,085	(25)%	(37)%	(19)%
Sales & Trading (FIC)	6,083	1,486	1,286	1,540	775	5,087	1,709	1,129	988	554	4,380	(29)%	(44)%	(14)%
Sales & Trading	9,499	2,249	2,027	2,162	1,219	7,658	2,401	1,666	1,512	886	6,465	(27)%	(41)%	(16)%
Other	(51)	194	(2)	36	(211)	17	(241)	(133)	(103)	(166)	(644)	(21)%	61 %	N/M
Total Corporate & Investment Bank	18,899	4,639	4,321	4,532	3,270	16,763	4,408	3,618	3,468	2,732	14,226	(16)%	(21)%	(15)%
Private & Commercial Bank:														
Private & Commercial Clients	5,603	1,365	1,367	1,265	1,229	5,225	1,299	1,307	1,348	1,059	5,013	(14)%	(21)%	(4)%
Postbank	3,112	861	903	779	824	3,366	771	726	824	802	3,124	(3)%	(3)%	(7)%
Wealth Management	2,097	498	490	497	396	1,880	634	526	429	452	2,041	14 %	5 %	9 %
Hua Xia	(175)	(124)	6	(20)	756	618	0	0	0	0	0	N/M	N/M	(100)%
Total Private & Commercial Bank	10,637	2,599	2,766	2,520	3,205	11,090	2,704	2,559	2,602	2,313	10,178	(28)%	(11)%	(8)%
therein:														
Net interest income	6,415	1,636	1,548	1,552	1,465	6,201	1,389	1,536	1,446	1,505	5,876	3 %	4 %	(5)%
Commission and fee income	3,816	922	850	801	822	3,395	924	852	817	775	3,367	(6)%	(5)%	(1)%
Remaining income	406	42	368	167	917	1,494	392	171	339	33	935	(96)%	(90)%	(37)%
Deutsche Asset Management::														
Management Fees	2,299	532	531	541	557	2,161	555	569	545	545	2,215	(2)%	(0)%	2 %
Performance & Transaction Fees	246	22	25	44	127	219	19	85	29	66	199	(48)%	124 %	(9)%
Other Revenues	213	93	77	41	27	239	32	22	54	11	118	(60)%	(80)%	(51)%
Mark-to-market movements on policyholder positions in Abbey Life	258	43	71	195	88	396	0	0	0	0	0	N/M	N/M	N/M
Total Deutsche Asset Management::	3,016	690	705	821	799	3,015	607	676	628	621	2,532	(22)%	(1)%	(16)%
Non-Core Operations Unit	794	16	(349)	(191)	142	(382)	-	-	-	-	-	N/M	N/M	N/M
Consolidation & Adjustments	179	124	(58)	(190)	(347)	(471)	(373)	(237)	79	44	(488)	N/M	(44)%	3 %
Net revenues	33,525	8,068	7,386	7,493	7,068	30,014	7,346	6,616	6,776	5,710	26,447	(19)%	(16)%	(12)%

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 4

Corporate & Investment Bank

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Global Transaction Banking	4,609	1,101	1,104	1,130	1,085	4,421	1,041	975	974	953	3,942	(12)%	(2)%	(11)%
Equity Origination	658	64	124	88	129	405	153	115	66	63	396	(51)%	(4)%	(2)%
Debt Origination	1,481	295	411	391	296	1,393	391	311	287	338	1,327	14 %	18 %	(5)%
Advisory	575	150	72	142	131	495	113	137	122	137	508	4 %	12 %	3 %
Origination and Advisory	2,714	509	606	621	556	2,292	657	563	475	537	2,231	(3)%	13 %	(3)%
Financing	2,127	585	586	583	621	2,375	551	547	610	522	2,231	(16)%	(14)%	(6)%
Sales & Trading (Equity)	3,416	763	742	622	444	2,571	691	537	525	332	2,085	(25)%	(37)%	(19)%
Sales & Trading (FIC)	6,083	1,486	1,286	1,540	775	5,087	1,709	1,129	988	554	4,380	(29)%	(44)%	(14)%
Sales & Trading	9,499	2,249	2,027	2,162	1,219	7,658	2,401	1,666	1,512	886	6,465	(27)%	(41)%	(16)%
Other	(51)	194	(2)	36	(211)	17	(241)	(133)	(103)	(166)	(644)	(21)%	61 %	N/M
Total net revenues	18,899	4,639	4,321	4,532	3,270	16,763	4,408	3,618	3,468	2,732	14,226	(16)%	(21)%	(15)%
Provision for credit losses	393	150	155	208	303	816	57	56	94	7	213	(98)%	(93)%	(74)%
Compensation and benefits	4,897	1,134	974	962	884	3,955	1,114	952	912	1,285	4,263	45 %	41 %	8 %
General and administrative expenses	11,662	2,479	2,350	2,330	2,496	9,655	2,496	1,977	2,103	2,184	8,759	(12)%	4 %	(9)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	2,168	0	285	(0)	0	285	0	6	(0)	0	6	N/M	N/M	(98)%
Restructuring activities	129	144	96	40	18	299	32	66	(5)	(12)	82	N/M	157 %	(73)%
Total noninterest expenses	18,856	3,757	3,705	3,333	3,398	14,193	3,642	3,000	3,011	3,457	13,110	2 %	15 %	(8)%
Noncontrolling interests	26	23	2	22	2	49	4	19	2	1	26	(26)%	(25)%	(46)%
Income (loss) before income taxes	(376)	709	460	969	(433)	1,705	706	543	361	(733)	877	69 %	N/M	(49)%
Resources														
Employees (front office full-time equivalent, at period end)	17,159	16,947	16,774	17,253	17,129	17,129	16,703	16,284	16,801	17,251	17,251	1 %	3 %	1 %
Total employees (full-time equivalent, at period end)[11]	39,766	39,889	40,079	39,786	39,623	39,623	39,225	40,193	40,418	41,349	41,349	4 %	2 %	4 %
Assets (at period end, in € bn)[12]	1,237	1,355	1,394	1,296	1,202	1,202	1,176	1,210	1,162	1,127	1,127	(6)%	(3)%	(6)%
Risk-weighted assets (at period end, in € bn)[4]	247	253	255	246	238	238	244	242	242	232	232	(3)%	(4)%	(3)%
CRR/CRD 4 leverage exposure (at period end, in € bn)[1,13]	1,008	1,013	1,017	970	954	954	979	1,079	1,050	1,030	1,030	8 %	(2)%	8 %
Average allocated shareholders' equity in € bn	39	40	40	41	41	41	40	45	46	46	44	12 %	(1)%	9 %
Efficiency Ratios[2]														
Cost/income ratio	99.8 %	81.0 %	85.7 %	73.5 %	103.9 %	84.7 %	82.6 %	82.9 %	86.8 %	126.5 %	92.2 %	22.6 ppt	39.7 ppt	7.5 ppt
Post-tax return on average shareholders' equity[2,18]	(0.6) %	4.6 %	3.0 %	6.2 %	(2.8) %	2.8 %	4.7 %	3.2 %	2.1 %	(4.3) %	1.3 %	(1.5)ppt	(6.4)ppt	(1.4)ppt
Post-tax return on average tangible shareholders' equity[2,6,18]	(0.7) %	4.9 %	3.2 %	6.7 %	(3.0) %	3.0 %	5.0 %	3.5 %	2.3 %	(4.6) %	1.4 %	(1.6)ppt	(6.9)ppt	(1.5)ppt

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 5

For footnotes please refer to page 20. 6 Deutsche Bank Q4 2017 Financial Data Supplement Private & Commercial Bank ( I n € m . , un l e s s s t a t e d o t he r w i s e ) F Y 201 5 Q 1 201 6 Q 2 201 6 Q 3 201 6 Q 4 201 6 F Y 201 6 Q 1 201 7 Q 2 201 7 Q 3 201 7 Q 4 201 7 F Y 201 7 Q 4 201 7 v s . Q 4 201 6 Q 4 201 7 v s . Q 3 201 7 F Y 201 7 v s . F Y 201 6 5 , 60 3 1 , 36 5 1 , 36 7 1 , 26 5 1 , 22 9 5 , 22 5 1 , 29 9 1 , 30 7 1 , 34 8 1 , 05 9 5 , 01 3 (14) % (21) % (4) % 3 , 11 2 861 903 779 824 3 , 36 6 771 726 824 80 2 3 , 12 4 (3) % (3) % (7) % 2 , 09 7 498 490 497 396 1 , 88 0 634 526 429 45 2 2 , 04 1 1 4% 5% 9% (175) (124) 6 (20) 756 618 0 0 0 0 0 N / M N / M (100) % T o t a l ne t r e v enue s 10 , 63 7 2 , 59 9 2 , 76 6 2 , 52 0 3 , 20 5 11 , 09 0 2 , 70 4 2 , 55 9 2 , 60 2 2 , 31 3 10 , 17 8 (28) % (11) % (8) % t he r e i n : 6 , 41 5 1 , 63 6 1 , 54 8 1 , 55 2 1 , 46 5 6 , 20 1 1 , 38 9 1 , 53 6 1 , 44 6 1 , 50 5 5 , 87 6 3% 4% (5) % 3 , 81 6 922 850 801 822 3 , 39 5 924 852 817 775 3 , 36 7 (6) % (5) % (1) % 406 42 368 167 917 1 , 49 4 392 171 339 33 935 (96) % (90) % (37) % P r o v i s i o n f o r c r ed it l o ss e s 511 78 101 102 158 439 78 22 90 123 313 (22) % 3 6% (29) % C o m pen s a t i o n an d bene f i t s 4 , 16 1 1 , 04 4 1 , 01 3 1 , 01 8 967 4 , 04 2 996 979 986 1 , 00 5 3 , 96 6 4% 2% (2) % 5 , 13 9 1 , 23 7 1 , 22 1 1 , 23 2 1 , 33 8 5 , 02 9 1 , 28 0 1 , 25 2 1 , 19 7 1 , 42 8 5 , 15 7 7% 1 9% 3% 0 0 0 0 0 0 0 0 0 0 0 N / M N / M N / M 3 , 60 8 0 0 0 0 0 0 0 (0) 12 12 N / M N / M N / M 586 56 64 (20) 41 141 (48) (4) (5) 417 360 N / M N / M 15 5 % T o t a l non i n t e r e s t e x pen s e s 13 , 49 5 2 , 33 6 2 , 29 8 2 , 23 1 2 , 34 7 9 , 21 2 2 , 22 8 2 , 22 7 2 , 17 9 2 , 86 1 9 , 49 5 2 2% 3 1% 3 % N on c on t r o lli n g i n t e r e s t s 0 0 0 0 0 0 (0) (1) 1 (12) (12) N / M N / M N / M I n c o m e ( l o ss ) be f o r e i n c o m e t a x e s ( 3 , 370 ) 185 367 187 700 1 , 43 9 399 310 332 (659) 382 N / M N / M (73) % R e s ou r c e s 46 , 60 1 46 , 80 4 46 , 59 3 45 , 90 8 45 , 04 5 45 , 04 5 44 , 65 1 44 , 13 0 43 , 67 1 43 , 46 0 43 , 46 0 (4) % (0) % (4) % 54 , 50 9 54 , 62 4 54 , 44 5 54 , 62 2 53 , 53 3 53 , 53 3 53 , 69 6 51 , 36 6 51 , 30 3 51 , 11 8 51 , 11 8 (5) % (0) % (5) % 313 313 336 338 330 330 332 333 331 333 333 1% 1% 1% 93 94 95 93 86 86 88 89 89 87 87 2% (1) % 2% 330 328 349 349 342 342 342 346 342 344 344 0% 1% 0% 14 15 15 15 15 15 14 15 15 15 15 (2) % (1) % (1) % 583 558 557 514 501 501 508 504 505 506 506 1% 0% 1% 3 (6) (3) (10) (24) (42) 2 3 (0) (0) 4 N / M N / M N / M E ff i c i en c y R a t i o s 2 C o s t/ i n c o m e r a t io 126 . 9% 89 . 9% 83 . 1% 88 . 5% 73 . 2% 83 . 1% 82 . 4% 87 . 0% 83 . 7% 123 . 7% 93 . 3% 50 . 5 pp t 40 . 0 pp t 10 . 2 pp t P o s t - t a x r e t u r n o n a v e r ag e s ha r eho l de r s ' equ i t y 2 , 18 ( 15 . 2 ) % 3 . 2% 6 . 5% 3 . 2% 12 . 0% 6 . 3% 7 . 5% 5 . 4% 5 . 9% ( 11 . 8 ) % 1 . 7% ( 23 . 9 ) pp t ( 17 . 7 ) pp t ( 4 . 6 ) pp t P o s t - t a x r e t u r n o n a v e r ag e t ang i b le s ha r eho l de r s ' equ i t y 2 , 6 , 18 ( 17 . 3 ) % 3 . 7% 7 . 4% 3 . 7% 13 .. 7% 7 . 2% 8 . 7% 6 . 3% 6 . 8% ( 13 . 8 ) % 2 . 0% ( 27 . 5 ) pp t ( 20 . 6 ) pp t ( 5 . 2 ) pp t Private & Commercial Clients Postbank Wealth Management Hua Xia Net interest income Commission and fee income Remaining income Remaining income General and administrative expenses Policyholder benefits and claims Impairment of goodwill and other intangible assets Restructuring activities Employees (front office full-time equivalent, at period end) Total employees (full-time equivalent, at period end)11 Assets (at period end, in € bn)12 Risk-weighted assets (at period end, in € bn)4 CRR/CRD 4 leverage exposure (at period end, in € bn)1,13 Average allocated shareholders' equity in € bn Assets under management (at period end, in € bn.)14 Net flows (in € bn.)

For footnotes please refer to page 20. 7 Deutsche Bank Q4 2017 Financial Data Supplement Deutsche Asset Management ( I n € m . , un l e s s s t a t e d o t he r w i s e ) F Y 201 5 Q 1 201 6 Q 2 201 6 Q 3 201 6 Q 4 201 6 F Y 201 6 Q 1 201 7 Q 2 201 7 Q 3 201 7 Q 4 201 7 F Y 201 7 Q 4 201 7 v s . Q 4 201 6 Q 4 201 7 v s . Q 3 201 7 F Y 201 7 v s . F Y 201 6 M anage m en t F e e s 2 , 29 9 532 531 541 557 2 , 16 1 555 569 545 545 2 , 21 5 (2) % (0) % 2 % P e r f o r m an c e & T r an s a c t i o n F e e s 246 22 25 44 127 219 19 85 29 66 199 (48) % 12 4% (9) % O t he r R e v enue s 213 93 77 41 27 239 32 22 54 11 118 (60) % (80) % (51) % M a r k - t o - m a r k e t m o v e m en t s o n po li cy ho l de r po s i t i on s in A bbe y L i f e 258 43 71 195 88 396 0 0 0 0 0 N / M N / M N / M T o t a l ne t r e v enue s 3 , 01 6 690 705 821 799 3 , 01 5 607 676 628 621 2 , 53 2 (22) % (1) % (16) % P r o v i s i o n f o r c r ed it l o ss e s 1 0 0 0 (0) 1 (0) (0) (0) (0) (1) N / M 6 9 % N / M C o m pen s a t i o n an d bene f i t s 870 197 164 174 172 708 190 194 184 208 776 2 0% 1 3% 1 0 % G ene r a l an d ad m i n i s t r a t i v e e x pen s e s 1 , 20 9 281 271 253 267 1 , 07 1 234 245 250 292 1 , 02 1 9% 1 7% (5) % P o li cy ho l de r bene f i t s an d c l a i m s 256 44 74 167 88 374 0 (0) 0 0 0 N / M N / M N / M I m pa i r m en t o f good w ill an d o t he r i n t ang i b le a ss e t s 0 0 0 0 1 , 02 1 1 , 02 1 0 0 0 3 3 (100) % N / M (100) % R e s t r u c t u r i n g a c t i v i t i e s (2) 6 26 12 3 47 2 2 (2) 3 6 1 4 % N / M (88) % T o t a l non i n t e r e s t e x pen s e s 2 , 33 4 528 535 606 1 , 55 1 3 , 22 0 426 441 433 506 1 , 80 6 (67) % 1 7% (44) % N on c on t r o lli n g i n t e r e s t s (0) 0 0 0 0 0 0 1 0 0 1 (69) % (52) % N / M I n c o m e ( l o ss ) be f o r e i n c o m e t a x e s 682 161 170 215 (753) (206) 181 234 195 115 725 N / M (41) % N / M R e s ou r c e s E m p l o y ee s ( f r on t o ff i c e f u ll - t i m e equ i v a l en t , a t pe r i o d end ) 3 , 98 3 3 , 93 6 3 , 87 3 3 , 90 9 3 , 88 8 3 , 88 8 3 , 82 3 3 , 79 9 3 , 84 2 3 , 80 3 3 , 80 3 (2) % (1) % (2) % T o t a l e m p l o y ee s ( f u ll - t i m e equ i v a l en t , a t pe r i o d end ) 11 5 , 57 6 5 , 67 1 5 , 50 4 5 , 47 8 5 , 37 3 5 , 37 3 5 , 24 4 5 , 08 1 5 , 08 6 5 , 06 6 5 , 06 6 (6) % (0) % (6) % A ss e t s ( a t pe r i o d end , in € bn ) 12 30 28 26 26 12 12 12 12 12 8 8 (35) % (30) % (35) % R i sk - w e i gh t e d a ss e t s ( a t pe r i o d end , in € bn ) 4 11 12 13 13 9 9 10 9 10 8 8 (6) % (12) % (6) % CRR / CR D 4 l e v e r ag e e x po s u r e ( a t pe r i o d end , in € bn ) 1 , 13 5 5 5 4 3 3 3 3 3 3 3 (8) % (13) % (8) % A v e r ag e a ll o c a t e d s ha r eho l de r s ' equ i t y in € b n 5 5 5 5 5 5 5 5 5 5 5 1% 1% (3) % M anage m en t f e e m a r g in ( in bp s ) 15 30 . 7 29 . 2 29 . 7 30 . 0 31 . 4 30 . 1 31 . 2 31 . 7 30 . 9 30 . 7 31 .. 1 ( 0 . 8 ) bp s ( 0 . 2 ) bp s 1 . 1 bp s A ss e t s unde r m anage m en t ( a t pe r i o d end , in € bn . ) 14 744 711 719 715 706 706 723 711 711 702 702 (1) % (1) % (1) % N e t f l o w s ( in € bn . ) 18 (12) (9) (8) (13) (41) 5 6 4 1 16 N / M N / M N / M E ff i c i en c y R a t i o s 2 C o s t/ i n c o m e r a t io 77 . 4% 76 . 5% 75 . 8% 73 . 8% 194 . 2% 106 . 8% 70 . 2% 65 . 3% 69 . 0% 81 . 4% 71 . 3% ( 112 . 8 ) pp t 12 . 5 pp t ( 35 . 5 ) pp t P o s t - t a x r e t u r n o n a v e r ag e s ha r eho l de r s ' equ i t y 2 , 18 8 . 2% 8 . 2% 9 . 1% 12 . 1% ( 42 . 3 ) % ( 2 . 8 ) % 10 . 1% 13 . 3% 11 . 2% 6 . 6% 10 . 3% 48 . 9 pp t ( 4 . 7 ) pp t 13 . 1 pp t P o s t - t a x r e t u r n o n a v e r ag e t ang i b le s ha r eho l de r s ' equ i t y 2 , 6 , 18 144 . 8 % N / M N / M N / M N / M N / M 72 . 5% 67 . 3% 53 . 3% 30 . 5% 54 . 7 % N / M ( 22 . 8 ) pp t N / M

Non-Core Operations Unit

(In € m., unless stated otherwise)	FY2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY2017 vs. FY2016
Total net revenues	794	16	(349)	(191)	142	(382)	-	-	-	-	-	N/M	N/M	N/M
Provision for credit losses	51	75	5	17	31	128	-	-	-	-	-	N/M	N/M	N/M
Compensation and benefits	86	15	17	13	24	68	-	-	-	-	-	N/M	N/M	N/M
General and administrative expenses	2,921	454	263	367	1,595	2,678	-	-	-	-	-	N/M	N/M	N/M
Policyholder benefits and claims	0	0	0	0	0	0	-	-	-	-	-	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	(49)	0	(49)	-	-	-	-	-	N/M	N/M	N/M
Restructuring activities	(1)	5	(1)	0	(0)	4	-	-	-	-	-	N/M	N/M	N/M
Total noninterest expenses	3,006	475	278	330	1,618	2,701	-	-	-	-	-	N/M	N/M	N/M
Noncontrolling interests	1	(0)	(0)	(0)	(4)	(4)	-	-	-	-	-	N/M	N/M	N/M
Income (loss) before income taxes	(2,264)	(533)	(632)	(538)	(1,504)	(3,207)	-	-	-	-	-	N/M	N/M	N/M
Resources														
Employees (front office full-time equivalent, at period end)	141	133	132	117	116	116	-	-	-	-	-	N/M	N/M	N/M
Total employees (full-time equivalent, at period end)[11]	1,243	1,251	1,268	1,217	1,204	1,204	-	-	-	-	-	N/M	N/M	N/M
Assets (at period end, in € bn)[12]	23	19	15	11	6	6	-	-	-	-	-	N/M	N/M	N/M
Risk-weighted assets (at period end, in € bn)[4]	33	31	27	18	9	9	-	-	-	-	-	N/M	N/M	N/M
CRR/CRD4 leverage exposure (at period end, in € bn)[1,13]	37	31	19	15	8	8	-	-	-	-	-	N/M	N/M	N/M
Average allocated shareholders' equity in € bn	4	2	2	2	1	2	-	-	-	-	-	N/M	N/M	N/M

The Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division of the Group from 2017 onwards.
The remaining legacy assets are now managed by the corresponding operating segments, predominately CIB and PCB. As historical data has not been restated, the 2015 and 2016 results are still shown separately on this page.

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 8

Consolidation & Adjustments

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Total net revenues	179	124	(58)	(190)	(347)	(471)	(373)	(237)	79	44	(488)	N/M	(44)%	3 %
Provision for credit losses	(0)	1	(1)	(0)	(0)	(0)	(1)	1	0	0	(0)	N/M	180 %	(18)%
Compensation and benefits	3,279	803	791	727	779	3,101	848	796	723	821	3,187	5 %	13 %	3 %
General and administrative expenses	(2,299)	(714)	(883)	(692)	(689)	(2,979)	(809)	(750)	(686)	(719)	(2,964)	4 %	5 %	(0)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	(0)	(0)	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	(3)	(1)	(5)	12	(13)	(7)	0	(0)	(0)	(0)	(0)	(99)%	(50)%	(98)%
Total noninterest expenses	976	89	(97)	47	77	116	39	45	37	101	223	31 %	172 %	93 %
Noncontrolling interests	(27)	(23)	(2)	(22)	1	(46)	(4)	(19)	(3)	10	(16)	N/M	N/M	(65)%
Income (loss) before income taxes	(770)	57	42	(215)	(425)	(541)	(407)	(265)	44	(67)	(695)	(84)%	N/M	28 %
Resources														
Employees (full-time equivalent, at period end)	33,220	33,625	33,936	33,927	33,565	33,565	33,000	32,438	32,502	33,020	33,020	(2)%	2 %	(2)%
Assets (at period end, in € bn)[12]	26	25	31	18	41	41	44	14	17	7	7	(84)%	(60)%	(84)%
Risk-weighted assets (at period end, in € bn)[4]	13	12	12	14	16	16	16	15	15	17	17	6 %	11 %	6 %
CRR/CRD 4 leverage exposure (at period end, in € bn)[1,13]	16	13	25	15	40	40	44	15	25	18	18	(55)%	(29)%	(55)%
Average allocated shareholders' equity in € bn	6	0	0	0	0	0	0	0	(0)	(0)	0	N/M	100 %	N/M

Historical financial information restated to reflect the alignment of certain parts of our technology and other overhead functions to its business divisions.

For purposes of the 2017 average shareholders' equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 9

Credit risk

(In € m., unless stated otherwise)	FY2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY2017 vs. FY2016
Allowance for loan losses														
Balance, beginning of period	5,212	5,028	4,644	4,476	4,562	5,028	4,546	4,275	3,953	4,039	4,546	(11)%	2 %	(10)%
Provision for loan losses	882	292	287	300	469	1,347	130	81	214	128	552	(73)%	(40)%	(59)%
Net charge-offs	(1,094)	(610)	(443)	(185)	(526)	(1,764)	(382)	(312)	(77)	(248)	(1,019)	(53)%	N/M	(42)%
Charge-offs	(1,255)	(665)	(470)	(219)	(598)	(1,951)	(403)	(345)	(108)	(290)	(1,146)	(52)%	169 %	(41)%
Recoveries	161	55	27	34	72	187	22	32	31	41	127	(42)%	34 %	(32)%
Other	28	(66)	(12)	(29)	42	(65)	(19)	(90)	(51)	3	(158)	(93)%	N/M	143 %
Balance, end of period	5,028	4,644	4,476	4,562	4,546	4,546	4,275	3,953	4,039	3,921	3,921	(14)%	(3)%	(14)%
Allowance for off-balance sheet positions														
Balance, beginning of period	226	312	319	287	312	312	346	348	335	300	346	(4)%	(10)%	11 %
Provision for off-balance sheet positions	74	13	(27)	27	23	36	3	(2)	(30)	2	(27)	(93)%	N/M	N/M
Other	11	(6)	(5)	(2)	10	(2)	(1)	(11)	(5)	(17)	(34)	N/M	N/M	N/M
Balance, end of period	312	319	287	312	346	346	348	335	300	285	285	(17)%	(5)%	(17)%
Provision for credit losses[16]	956	304	259	327	492	1,383	133	79	184	129	525	(74)%	(30)%	(62)%
Impaired loans (at period end)														
Total impaired loans (at period end)	8,151	7,607	7,362	7,532	7,448	7,448	6,930	6,683	6,680	6,234	6,234	(16)%	(7)%	(16)%
Impaired loan coverage ratio[17]	62 %	61 %	61 %	61 %	61 %	61 %	62 %	59 %	60 %	63 %	63 %	2 ppt	2 ppt	2 ppt
Loans														
Total loans	432,777	428,704	432,887	427,541	413,455	413,455	413,627	402,651	400,276	405,621	405,621	(2)%	1 %	(2)%
Deduct	5,028	4,644	4,476	4,562	4,546	4,546	4,275	3,953	4,039	3,921	3,921	(14)%	(3)%	(14)%
Allowance for loan losses														
Total loans net	427,749	424,060	428,411	422,979	408,909	408,909	409,352	398,698	396,237	401,699	401,699	(2)%	1 %	(2)%
Memo:														
Net charge-offs / Total loans	(0.3)%	(0.1)%	(0.1)%	(0.0)%	(0.1)%	(0.4)%	(0.1)%	(0.1)%	(0.0)%	(0.1)%	(0.3)%	0.1 ppt	(0.0)ppt	0.2 ppt

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 10

CRR/CRD 4 Regulatory capital

(In € m., unless stated otherwise)	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Pro-forma Jun 30, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Dec 31, 2017 vs. Dec 31, 2016
Regulatory capital (fully loaded) [3]											
Common Equity Tier 1 capital	44,101	42,770	43,520	42,864	42,279	42,221	50,125	41,922	49,128	48,358	14 %
Tier 1 capital	48,651	47,320	48,071	47,414	46,829	46,771	54,675	46,472	53,749	52,978	13 %
Tier 2 capital	12,325	11,765	12,600	12,352	12,673	12,495	11,966	11,966	11,633	10,498	(17)%
Total capital	**60,976**	**59,085**	**60,671**	**59,766**	**59,502**	**59,266**	**66,641**	**58,438**	**65,382**	**63,476**	**7 %**
Risk-weighted assets and capital adequacy ratios (fully loaded) [2,3]											
Risk-weighted assets	396,714	400,896	402,217	384,701	357,518	357,655	355,102	354,688	355,113	344,182	(4)%
Common Equity Tier 1 capital ratio	11.1 %	10.7 %	10.8 %	11.1 %	11.8 %	11.8 %	14.1 %	11.8 %	13.8 %	14.0%	2.2 ppt
Tier 1 capital ratio	12.3 %	11.8 %	12.0 %	12.3 %	13.1 %	13.1 %	15.4 %	13.1 %	15.1 %	15.4%	2.3 ppt
Total capital ratio	15.4 %	14.7 %	15.1 %	15.5 %	16.6 %	16.6 %	18.8 %	16.5 %	18.4 %	18.4%	1.8 ppt
Regulatory capital (phase-in) [3]											
Common Equity Tier 1 capital	52,429	48,316	48,977	48,462	47,782	44,917	52,634	44,465	51,650	50,900	7 %
Tier 1 capital	58,222	55,655	56,382	55,775	55,486	54,083	61,289	53,119	60,222	57,723	4 %
Tier 2 capital	6,299	6,000	6,690	6,450	6,672	6,725	6,231	6,231	6,008	6,553	(2)%
Total capital	**64,522**	**61,656**	**63,071**	**62,225**	**62,158**	**60,808**	**67,520**	**59,350**	**66,230**	**64,277**	**3 %**
Risk-weighted assets and capital adequacy ratios (phase-in) [2,3]											
Risk-weighted assets	397,382	401,496	402,677	385,326	356,235	356,748	354,193	353,779	354,234	343,286	(4)%
Common Equity Tier 1 capital ratio	13.2 %	12.0 %	12.2 %	12.6 %	13.4 %	12.6 %	14.9 %	12.6 %	14.6 %	14.8%	1.4 ppt
Tier 1 capital ratio	14.7 %	13.9 %	14.0 %	14.5 %	15.6 %	15.2 %	17.3 %	15.0 %	17.0 %	16.8%	1.2 ppt
Total capital ratio	16.2 %	15.4 %	15.7 %	16.1 %	17.4 %	17.0 %	19.1 %	16.8 %	18.7 %	18.7%	1.3 ppt

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 11

CRR/CRD 4 Leverage ratio measures[1, 3]

(In € bn., unless stated otherwise)	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Pro-forma Jun 30, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Dec 31, 2017 vs. Dec 31, 2016
Total assets	1,629	1,741	1,803	1,689	1,591	1,565	1,569	1,569	1,521	1,475	(7)%
Changes from IFRS to CRR/CRD 4	(234)	(350)	(389)	(335)	(243)	(196)	(126)	(126)	(101)	(80)	(67)%
Derivatives netting	(460)	(523)	(556)	(491)	(437)	(377)	(359)	(359)	(338)	(328)	(25)%
Derivatives add-on	166	157	157	148	146	147	140	140	140	142	(2)%
Written credit derivatives	30	31	24	21	17	18	18	18	20	16	(5)%
Securities Financing Transactions	25	25	35	28	20	21	28	28	30	41	101 %
Off-balance sheet exposure after application of credit conversion factors	109	102	102	99	102	102	96	96	93	95	(7)%
Consolidation, regulatory and other adjustments	(104)	(140)	(151)	(141)	(92)	(107)	(48)	(49)	(46)	(46)	(49)%
CRR/CRD 4 leverage exposure measure (fully loaded)	1,395	1,390	1,415	1,354	1,348	1,369	1,443	1,442	1,420	1,395	4 %
CRR/CRD 4 leverage exposure measure (phase-in)					1,350	1,370	1,444	1,443	1,421	1,396	3 %
Total equity	67.6	66.5	66.8	66.7	64.8	64.9	71.2	71.2	70.6	68.3	5 %
CRR/CRD 4 Tier 1 capital (fully loaded)	48.7	47.3	48.0	47.4	46.8	46.8	54.7	46.5	53.7	53.0	13 %
CRR/CRD 4 Leverage Ratio (fully loaded) in %[2]	35	34	34	3 5	35	34	3 8	3 2	38	3 8	0.3 ppt
CRR/CRD 4 Tier 1 capital (phase-in)					55.5	54.1	61.3	53.1	60.2	57.7	4 %
CRR/CRD 4 Leverage Ratio (phase-in) in %[2]					4.1	3.9	4.2	3.7	4.2	4.1	0.0 ppt

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 12

Non-GAAP financial measures (1/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Corporate & Investment Bank:														
Income (loss) before income taxes (IBIT)	(376)	709	460	969	(433)	1,705	706	543	361	(733)	877	69 %	N/M	(49)%
Net Income (loss)	(243)	464	301	634	(283)	1,115	473	364	242	(491)	587	73 %	N/M	(47)%
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	(243)	464	301	634	(283)	1,115	473	364	242	(491)	587	73 %	N/M	(47)%
Average allocated shareholders' equity	39,258	40,272	40,494	40,587	40,606	40,518	40,374	44,983	45,958	45,519	44,182	12 %	(1)%	9 %
Add (deduct):														
Average allocated goodwill and other intangible assets	(3,177)	(2,684)	(2,679)	(2,749)	(2,781)	(2,749)	(2,894)	(3,027)	(2,989)	(2,993)	(2,965)	8 %	0 %	8 %
Average allocated tangible shareholders' equity	36,081	37,588	37,815	37,838	37,825	37,769	37,480	41,956	42,969	42,526	41,217	12 %	(1)%	9 %
Post-tax return on average shareholders' equity[2,18]	(0.6) %	4.6 %	3.0 %	6.2 %	(2.8) %	2.8 %	4.7 %	3.2 %	2.1 %	(4.3) %	1.3 %	(1.5)ppt	(6.4)ppt	(1.4)ppt
Post-tax return on average tangible shareholders' equity[2,6,18]	(0.7) %	4.9 %	3.2 %	6.7 %	(3.0) %	3.0 %	5.0 %	3.5 %	2.3 %	(4.6) %	1.4 %	(1.6)ppt	(6.9)ppt	(1.5)ppt
Private & Commercial Bank:														
Income (loss) before income taxes (IBIT)	(3,370)	185	367	187	700	1,439	399	310	332	(659)	382	N/M	N/M	(73)%
Net Income (loss)	(2,177)	121	240	122	458	941	267	208	223	(442)	256	N/M	N/M	(73)%
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	(2,177)	121	240	122	458	941	267	208	223	(442)	256	N/M	N/M	(73)%
Average allocated shareholders' equity	14,333	14,899	14,853	15,098	15,217	15,018	14,326	15,323	15,155	14,949	14,938	(2)%	(1)%	(1)%
Add (deduct):														
Average allocated goodwill and other intangible assets	(1,781)	(1,964)	(1,948)	(1,838)	(1,850)	(1,896)	(1,965)	(2,129)	(2,107)	(2,149)	(2,079)	16 %	2 %	10 %
Average allocated tangible shareholders' equity	12,552	12,936	12,905	13,259	13,367	13,122	12,361	13,194	13,048	12,800	12,859	(4)%	(2)%	(2)%
Post-tax return on average shareholders' equity[2,18]	(15.2) %	3.2 %	6.5 %	3.2 %	12.0 %	6.3 %	7.5 %	5.4 %	5.9 %	(11.8) %	1.7 %	(23.9)ppt	(17.7)ppt	(4.6)ppt
Post-tax return on average tangible shareholders' equity[2,6,18]	(17.3) %	3.7 %	7.4 %	3.7 %	13.7 %	7.2 %	8.7 %	6.3 %	6.8 %	(13.8) %	2.0 %	(27.5)ppt	(20.6)ppt	(5.2)ppt
Deutsche Asset Management:														
Income (loss) before income taxes (IBIT)	682	161	170	215	(753)	(206)	181	234	195	115	725	N/M	(41)%	N/M
Net Income (loss)	441	105	111	141	(492)	(135)	121	157	131	77	486	N/M	(41)%	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	441	105	111	141	(492)	(135)	121	157	131	77	486	N/M	(41)%	N/M
Average allocated shareholders' equity	5,352	5,117	4,878	4,662	4,653	4,864	4,791	4,707	4,655	4,711	4,725	1 %	1 %	(3)%
Add (deduct):														
Average allocated goodwill and other intangible assets	(5,048)	(5,020)	(4,920)	(4,814)	(4,806)	(4,907)	(4,122)	(3,775)	(3,676)	(3,698)	(3,837)	(23)%	1 %	(22)%
Average allocated tangible shareholders' equity	304	97	(41)	(152)	(153)	(43)	668	932	980	1,014	889	N/M	3 %	N/M
Post-tax return on average shareholders' equity[2,18]	8.2 %	8.2 %	9.1 %	12.1 %	(42.3) %	(2.8) %	10.1 %	13.3 %	11.2 %	6.6 %	10.3 %	48.9 ppt	(4.7)ppt	13.1 ppt
Post-tax return on average tangible shareholders' equity[2,6,18]	144.8 %	N/M	N/M	N/M	N/M	N/M	72.5 %	67.3 %	53.3 %	30.5 %	54.7 %	N/M	(22.8)ppt	N/M

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 13

Non-GAAP financial measures (2/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Non-Core Operations Unit:														
Income (loss) before income taxes (IBIT)	(2,264)	(533)	(632)	(538)	(1,504)	(3,207)	-	-	-	-	-	N/M	N/M	N/M
Net Income (loss)	(1,463)	(349)	(413)	(352)	(984)	(2,097)	-	-	-	-	-	N/M	N/M	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	-	-	-	-	-	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	(1,463)	(349)	(413)	(352)	(984)	(2,097)	-	-	-	-	-	N/M	N/M	N/M
Average allocated shareholders' equity	3,735	2,287	1,786	1,661	1,004	1,682	-	-	-	-	-	N/M	N/M	N/M
Add (deduct):														
Average allocated goodwill and other intangible assets	(72)	(373)	(454)	(445)	(118)	(324)	-	-	-	-	-	N/M	N/M	N/M
Average allocated tangible shareholders' equity	3,663	1,915	1,333	1,217	886	1,359	-	-	-	-	-	N/M	N/M	N/M
Post-tax return on average shareholders' equity[2,18]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders' equity[2,6,18]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Consolidation & Adjustments:														
Income (loss) before income taxes (IBIT)	(770)	57	42	(215)	(425)	(541)	(407)	(265)	44	(67)	(695)	(84)%	N/M	28 %
Net Income (loss)	(3,331)	(105)	(219)	(267)	(589)	(1,181)	(286)	(263)	53	(1,330)	(1,826)	126 %	N/M	55 %
Net income (loss) attributable to noncontrolling interests	(21)	(23)	(2)	(22)	1	(45)	(4)	(19)	(2)	10	(15)	N/M	N/M	(66)%
Net Income attributable to DB shareholders and additional equity components	(3,353)	(128)	(221)	(289)	(588)	(1,226)	(290)	(281)	51	(1,320)	(1,841)	125 %	N/M	50 %
Average allocated shareholders' equity	6,377	0	0	0	0	0	321	0	(0)	(0)	99	N/M	100 %	N/M
Add (deduct):														
Average allocated goodwill and other intangible assets	(3,831)	0	0	0	0	(0)	(3)	0	0	0	(1)	N/M	N/M	N/M
Average allocated tangible shareholders' equity	2,546	0	0	0	0	0	318	0	0	(0)	98	N/M	N/M	N/M
Post-tax return on average shareholders' equity[2,18]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders' equity[2,6,18]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 14

Non-GAAP financial measures (3/4)

(In € m., unless stated otherwise)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Group:														
Income (loss) before income taxes (IBIT)	(6,097)	579	408	619	(2,416)	(810)	878	822	933	(1,345)	1,289	(44)%	N/M	N/M
Income tax expense	(675)	(343)	(388)	(340)	525	(546)	(303)	(357)	(284)	(842)	(1,786)	N/M	196 %	N/M
Net Income (loss)	(6,772)	236	20	278	(1,891)	(1,356)	575	466	649	(2,186)	(497)	16 %	N/M	(63)%
Net income (loss) attributable to noncontrolling interests	(21)	(23)	(2)	(22)	1	(45)	(4)	(19)	(2)	10	(15)	N/M	N/M	(66)%
Net Income attributable to DB shareholders and additional equity components	(6,794)	214	18	256	(1,890)	(1,402)	571	447	647	(2,176)	(512)	15 %	N/M	(63)%
Average shareholders' equity	69,055	62,575	62,011	62,008	61,480	62,082	59,812	65,013	65,769	65,179	63,944	6 %	(1)%	3 %
Add (deduct):														
Average goodwill and other intangible assets	(13,909)	(10,040)	(10,001)	(9,846)	(9,555)	(9,876)	(8,984)	(8,930)	(8,772)	(8,840)	(8,881)	(7)%	1 %	(10)%
Average tangible shareholders' equity	55,146	52,535	52,011	52,162	51,925	52,206	50,828	56,082	56,997	56,339	55,063	9 %	(1)%	5 %
Post-tax return on average shareholders' equity[2,18]	(9.8) %	1.4 %	0.1 %	1.6 %	(12.3) %	(2.3) %	3.8 %	2.7 %	3.9 %	(13.4) %	(0.8) %	(1.1)ppt	(17.3)ppt	1.5 ppt
Post-tax return on average tangible shareholders' equity[2,6,18]	(12.3) %	1.6 %	0.1 %	2.0 %	(14.6) %	(2.7) %	4.5 %	3.2 %	4.5 %	(15.5) %	(0.9) %	(0.9)ppt	(20.0)ppt	1.8 ppt
Tangible Book Value:														
Total shareholders' equity (Book value)	62,678	61,592	61,865	61,770	59,833	59,833	59,885	66,258	65,676	63,405	63,405	6 %	(3)%	6 %
Goodwill and other intangible assets	10,078	9,906	9,907	9,560	8,982	8,982	9,039	8,834	8,773	8,839	8,839	(2)%	1 %	(2)%
Tangible shareholders' equity (Tangible book value)	52,600	51,686	51,958	52,210	50,851	50,851	50,846	57,424	56,903	54,566	54,566	7 %	(4)%	7 %
Basic Shares Outstanding:														
Number of shares issued	1,545.5	1,545.5	1,545.5	1,545.5	1,545.5	1,545.5	1,545.5	2,066.8	2,066.8	2,066.8	2,066.8	34 %	0 %	34 %
Treasury shares	(0.4)	(13.8)	(13.8)	(0.5)	(0.2)	(0.2)	(5.2)	(1.4)	(0.6)	(0.4)	(0.4)	63 %	(37)%	63 %
Vested share awards	9.9	21.4	24.8	13.3	23.3	23.3	48.4	42.7	27.5	28.5	28.5	22 %	4 %	22 %
Basic Shares Outstanding	1,555.0	1,553.1	1,556.5	1,558.3	1,568.6	1,568.6	1,588.7	2,108.1	2,093.7	2,094.9	2,094.9	34 %	0 %	34 %
Book value per basic share outstanding in €	€ 40.31	€ 39.66	€ 39.75	€ 39.64	€ 38.14	€ 38.14	€ 37.69	€ 31.43	€ 31.37	€ 30.27	€ 30.27	(21)%	(4)%	(21)%
Tangible book value per basic share outstanding in €	€ 33.83	€ 33.28	€ 33.38	€ 33.50	€ 32.42	€ 32.42	€ 32.00	€ 27.24	€ 27.18	€ 26.05	€ 26.05	(20)%	(4)%	(20)%

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 15

Non-GAAP financial measures (4/4)

In € m.	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017	FY 2017 vs. FY 2016
Corporate & Investment Bank:														
Noninterest expenses	18,856	3,757	3,705	3,333	3,398	14,193	3,642	3,000	3,011	3,457	13,110	2 %	15 %	(8)%
Impairment of Goodwill and other intangible assets	2,168	0	285	(0)	0	285	0	6	(0)	0	6	N/M	N/M	(98)%
Litigation incl. loan processing fees	2,932	(68)	141	342	192	608	(27)	(78)	93	56	44	(71)%	(39)%	(93)%
Restructuring and Severance	257	186	109	66	31	391	61	79	10	1	152	(97)%	(91)%	(61)%
Adjusted Costs:	13,499	3,639	3,170	2,924	3,175	12,909	3,608	2,993	2,908	3,400	12,908	7 %	17 %	(0)%
Private & Commercial Bank:														
Noninterest expenses	13,495	2,336	2,298	2,231	2,347	9,212	2,228	2,227	2,179	2,861	9,495	22 %	31 %	3 %
Impairment of Goodwill and other intangible assets	3,608	0	0	0	0	0	0	0	(0)	12	12	N/M	N/M	N/M
Litigation incl. loan processing fees	56	8	55	(4)	(3)	56	(3)	48	11	(3)	53	15 %	N/M	(7)%
Restructuring and Severance	679	71	70	(15)	78	204	(37)	9	(3)	429	399	N/M	N/M	95 %
Adjusted Costs:	9,152	2,258	2,173	2,249	2,272	8,951	2,267	2,170	2,170	2,424	9,032	7 %	12 %	1 %
Deutsche Asset Management:														
Noninterest expenses	2,334	528	535	606	1,551	3,220	426	441	433	506	1,806	(67)%	17 %	(44)%
Impairment of Goodwill and other intangible assets	0	0	0	0	1,021	1,021	0	0	0	3	3	(100)%	N/M	(100)%
Litigation incl. loan processing fees	1	1	0	(0)	(1)	(0)	(1)	0	1	4	5	N/M	195 %	N/M
Policyholder benefits and claims	256	44	74	167	88	374	0	(0)	0	0	0	N/M	N/M	N/M
Restructuring and Severance	8	23	34	9	2	69	4	4	(0)	10	18	N/M	N/M	(74)%
Adjusted Costs:	2,069	460	426	430	441	1,757	422	437	432	489	1,780	11 %	13 %	1 %
Non-Core Operations Unit:														
Noninterest expenses	3,006	475	278	330	1,618	2,701	-	-	-	-	-	N/M	N/M	N/M
Impairment of Goodwill and other intangible assets	0	0	0	(49)	0	(49)	-	-	-	-	-	N/M	N/M	N/M
Litigation incl. loan processing fees	1,849	242	(5)	163	1,350	1,750	-	-	-	-	-	N/M	N/M	N/M
Restructuring and Severance	24	6	1	1	15	23	-	-	-	-	-	N/M	N/M	N/M
Adjusted Costs:	1,133	227	281	215	254	977	-	-	-	-	-	N/M	N/M	N/M
Consolidation & Adjustments:														
Noninterest expenses	976	89	(97)	47	77	116	39	45	37	101	223	31 %	172 %	93 %
Impairment of Goodwill and other intangible assets	0	0	0	0	(0)	(0)	0	0	0	0	0	N/M	N/M	N/M
Litigation incl. loan processing fees	380	5	(72)	(0)	49	(18)	0	4	34	74	112	49 %	115 %	N/M
Restructuring and Severance	(3)	(1)	(8)	14	(12)	(6)	1	2	(1)	(0)	2	(99)%	(89)%	N/M
Adjusted Costs:	599	84	(18)	34	40	140	39	40	4	27	109	(31)%	N/M	(22)%
Group:														
Noninterest expenses	38,667	7,184	6,718	6,547	8,992	29,442	6,334	5,715	5,660	6,925	24,633	(23)%	22 %	(16)%
Impairment of Goodwill and other intangible assets	5,776	0	285	(49)	1,021	1,256	0	6	(0)	15	21	(99)%	N/M	(98)%
Litigation incl. loan processing fees	5,218	187	120	501	1,588	2,397	(31)	(26)	140	131	213	(92)%	(7)%	(91)%
Policyholder benefits and claims	256	44	74	167	88	374	0	(0)	0	0	0	N/M	N/M	N/M
Restructuring and Severance	965	285	207	76	114	681	29	95	7	440	570	N/M	N/M	(16)%
Adjusted Costs:	26,451	6,668	6,032	5,852	6,181	24,734	6,336	5,641	5,513	6,340	23,829	3 %	15 %	(4)%

For footnotes please refer to page 20.

Deutsche Bank Q4 2017 Financial Data Supplement 16

Definition of certain financial measures (1/3) Non-GAAP Financial Measures This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. Return on Equity Ratios The Group reports a post tax return on average shareholders’ equity and a post- tax return on average tangible shareholders’ equity, each of which is a non- GAAP financial measure. The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate which was (63)% for the 4th quarter 2017 and 22 % for the prior year’s comparative period. The tax rate was 139 % for the year ended December 31, 2017 and (67)% for the prior year’s comparative period. For the segments, the applied tax rate was 33 % for all quarters in 2017 and 35 % for all reported periods in 2015 and 2016. At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis. The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations. Allocation of Average Shareholders’ Equity Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through Risk Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods in 2015 and 2016 have been restated. Segment average shareholders' equity in December 2015 represents the spot values for the period end. The difference between the spot values of the segments and the average Group amount is captured in C&A. 17 Deutsche Bank Q4 2017 Financial Data Supplement

Definition of certain financial measures (2/3) We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. With respect to risk-weighting, we assumed until third quarter 2017 in our CRR/CRD 4 “fully loaded” methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017. Since the fourth quarter 2017 we have not applied this grandfathering rule anymore, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, in this regard, there are no transitional arrangements any longer considered in our fully loaded RWA numbers for December 31, 2017. Only for the comparative periods these transitional rules within the risk weighting were still applicable Such fully loaded metrics are described in (i) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 136 to 152 of our Annual Report 2016 and “Supplementary Information: Non-GAAP Financial Measures: Fully Loaded CRR/CRD 4 Measures” on pages 471 to 472 of our Annual Report 2016 and in (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Fully loaded CRR/CRD 4 Measures” of our Q1, Q2 and Q3 Interim Reports. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. Allocation of Average Shareholders’ Equity (cont’d) For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards. Adjusted Costs Adjusted costs is one of the key performance indicators outlined in our strategy. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. Fully loaded CRR/CRD 4 Measures Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under CRR/CRD4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. 18 Deutsche Bank Q4 2017 Financial Data Supplement

Definition of certain financial measures (3/3) Book Value and Tangible Book Value per Basic Share Outstanding Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Other key ratios Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. Other key ratios (cont’d) Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end). Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure (fully loaded). Phase-in CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 phase-in), as a percentage of the phase-in CRR/CRD4 leverage ratio exposure measure (phase-in). 19 Deutsche Bank Q4 2017 Financial Data Supplement

Footnotes We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013. Definitions of ratios are provided on pages 17, 18 and 19 of this document. At period end. Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded. The reconciliation of adjusted costs is provided on page 16 of this document. The reconciliation of average tangible shareholders‘ equity is provided on page 13-15 of this document. The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issues in April 2017 in connection with the capital increase. Earnings were adjusted by € 298 million, € 276 million and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2017, April 2016 and April 2015, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33. Diluted Earnings per Common Share include the numerator effect of assumed conversions. In case of a net loss potentially dilutive shares are not considered for the earnings per share calculation, because to do so would decrease the net loss per share. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase in 2017, the historical share prices up to and including March 20, 2017 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.8925 (R-Factor). Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis). Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserves, Shorts Coverage, Liquidity Portfolio and Repack reallocations from CIB to PCB and NCOU, regarding assets consumed by other segments but managed by CIB). Contains Group-neutral reallocation of Central Liquidity Reserves to business divisions, majority re-allocated from CIB to PCB. Assets under Management include assets held on behalf of customers for investment purposes and/or assets that are managed by DB. They are managed on a discretionary or advisory basis or are deposited with DB. Annualized management fees devided by average Assets under Management. Includes provision for loan losses and provision for off-balance sheet positions. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end). Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax). 20 Deutsche Bank Q4 2017 Financial Data Supplement